[OVERSTOCK LETTERHEAD]

June 15, 2015

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Mara L. Ransom

Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Overstock.com, Inc.

Registration Statement on Form S-3

Filed April 24, 2015

File No. 333-203607

Dear Ms. Ransom:

Overstock.com, Inc. (the “Company”) submits this response to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 21, 2015 relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).  For convenience, the Staff’s comments are set forth herein followed by the Company’s responses. The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter an Amendment No. 1 to the Registration Statement (the “Amendment”) that reflects these revisions and generally updates the information contained therein.

General

1.              We note your intent to conduct digital offerings. In this regard, we note your indication on page 4 that you may “decide to offer shares of [y]our capital stock as digital securities, in which case the shares of stock would be the same as any other shares of the same class of stock.” This disclosure appears to be inconsistent with disclosure that appears later on the same page where you state that “the digital securities will be their own separate class of securities….” Please clarify your intentions in this regard.

Response:  The Company has revised its disclosure on pages 4, 5 and 35 of the Amendment in response to the Staff’s comment.

Risks Applicable to Digital Securities Offerings, page 4

2.              State whether the cryptographically-secured distributed ledger system to which you make reference has been developed and is currently available to record any of the digital securities you intend to offer. Further, in light of your disclosure that the ledger will work similarly to those used to trade digital currencies, please describe how each analogous element of your distributed ledger will function. For example, who or what will perform the equivalent function of the distributed network participants on the bitcoin blockchain and how will members of the distributed network that may perform such functions be compensated.

Response:  The Company has revised its disclosure on pages 4, 5 and 35 of the Amendment in response to the Staff’s comment.

In addition, we supplementally advise the Staff that the existing digital securities trading platform was created in a collaboration between Overstock and Pro Securities, LLC, a registered ATS.  As we have pointed out in our revised disclosure, there are other digital securities projects underway as well and we are not locked into using Pro Securities, LLC for any potential future offerings under the Registration Statement.  We intend to include the identity and details with respect to the particular ATS and distributed ledger technology we are using in any prospectus supplement where we describe the details of a particular offering of securities to be traded on a particular trading platform.

We respectfully note to the Staff that Pro Securities, LLC is currently in separate discussions with the SEC’s Trading and Markets Division regarding the details of its technology implementation of the digital securities trading platform.

The private cryptographic keys representing digital securities could be stolen, page 5

3.              Please discuss the risks related to proof of ownership, given the uncertified nature of the securities and the privacy concerns discussed in this risk factor.

Response:  We respectfully advise the Staff that the private keys do not represent the digital securities.  It is the combination of (1) the publicly-viewable distributed ledger (on which the digital securities are issued and through which they are transferred, and which is constantly updated to reflect the then-current ownership of the digital securities) and (2) the proprietary ledger maintained by Overstock from data provided by the broker-dealer subscribers to the ATS (which ties the anonymous accounts reflected on the distributed ledger to the identity of the broker-dealer customer that is the holder of the each account), which represents the book-entry system of the issuer and is the sole source of truth as to who owns the digital securities.  It is not enough to merely possess a private key to be the owner of record of a digital security.  To be an owner of record of digital securities, one’s identity needs to be recorded in the proprietary ledger and the transaction information needs to be recorded in the distributed ledger.  Largely for this reason, while we have included this risk factor out of an abundance of caution, especially given the known issues with theft of digital currency, it is less likely that a person could steal digital securities as compared to stealing digital currency.  Even if the repository of the private keys were to be compromised by hackers, which is certainly possible, it is virtually impossible for a hacker to evade prosecution for such theft.  Unlike digital currency, a transfer of the private keys can be made effectively anonymously, the only way to access the digital securities system and obtain an account that can be used to store and trade digital securities, is to open an account with a broker-dealer that is a registered participant on the ATS.  Broker-dealers have regulatory obligations to know their clients and there will also be a specific contractual requirement and technical implementation for each participating broker-dealer to automatically share customer identity with the issuer in order to create and maintain the proprietary ledger that is part of the issuer’s book-entry system.  If a person were to hack their own brokerage account to attempt to record their ownership of a stolen private key, it would be obvious that the private key was stolen because the transaction was not recorded on the distributed ledger.  Moreover, the issuer (or its transfer agent) does have a technological means of manually propagating an update to the distributed ledger in cases like this where it needs to make adjustments to its books and records to account for theft, fraud, court orders to transfer shares, etc.  Ultimately, because the ATS is the only market for the digital securities and because a user must disclose his or her identity to participate as a user in the market, the only way theft could work would be if someone were to steal the username and password of another user, login to that user’s account, transfer that user’s shares to the culprit’s own account, sell the securities from the culprit’s account, move the sale proceeds out of the culprit’s brokerage account and flee the jurisdiction (since their identity is known) quickly enough to evade capture.  This is no different from the risk of theft associated with hacking any online brokerage account for traditional securities.

In fact, we supplementally advise the Staff that we believe one of the benefits of a digital securities trading platform is that it is capable of being far more secure than traditional securities online brokerage accounts that are secured merely by the traditional username and password style security protocols stored by central repositories (making them valuable targets for theft).  In addition to username and password, this digital securities trading platform, in contrast, also requires the presence of a private cryptographic key to effect transfers.  The reason the ATS is not requiring users to hold their own private keys from the outset is the fact that users are not accustomed to this yet.  We believe secure storage solutions will be developed in the future and the general public will become more accustomed to storing their own private keys for a variety of purposes, including digital securities.  Our currently proposed digital securities trading platform will be ready to accommodate this security protocol upgrade as soon as the market is ready for it.

The price of our digital securities, even when we issue equity securities that rank on a parity with our common stock, is not pegged to the value of our common stock…, page 6

4.              Please explain to us how you intend to identify the price at which you will initially offer such securities, pursuant to Item 501 of Regulation S-K. Please also elaborate upon your statement on page 34 to explain how the purchase price paid for any digital securities will be available to the public.

Response:  The offering price of any digital securities sold by the issuer will be identified in one or more prospectus supplements for each offering.  The price of secondary trades will be recorded in the distributed ledger.  We expect the distributed ledger to be accessible to anyone with a modicum of technical skills.  Overstock is not currently planning to publish this secondary trading information elsewhere, but we expect the ATS or other third parties will provide trading price information.

Description of Capital Stock, page 9

5.              Please disclose whether the rights of the digital security holders will differ from the rights of traditional securities, as you have described here. If the rights are expected to be identical, please state as much.

Response:  The Company has revised its disclosure on page 10 of the Amendment in response to the Staff’s comment and advises the Staff that voting rights of the digital securities will be identical to the voting rights of the non-digital securities of the same class other than the voting procedures described on page 10 of the Amendment.

6.              We note your indication that the retail holder of shares issued as digital securities “may vote these digital securities directly in substantially the same manner of other record holders of [y]our [traditional] securities.” Please tell us how the voting of digital securities may differ from the voting of traditional securities, given your qualifier of “substantially.” In this regard, tell us how you would expect to comply with the Federal proxy rules with respect to any solicitation of proxies from digital security holders in order to vote such securities at meetings of shareholders.

Response:  We respectfully advise the Staff that the “substantially” qualifier was meant to relate to the fact that digital securities holders are holders of record instead of beneficial holders holding in “street name” that need to get permission from their broker-dealer to vote at a meeting.  This distinction is further described in Description of Capital Stock — General on page 10 of the Amendment.  Pursuant to the Staff’s comment #5 above, we have added disclosure to confirm this distinction is the only distinction and the rights are otherwise identical.

We further supplementally advise the Staff that the identity of holders of digital securities will be recorded in Overstock’s book-entry system.  Overstock’s book-entry system is a combination of the transaction information recorded in the distributed ledger and the holder identity information recorded in Overstock’s proprietary ledger fed by ATS participating broker-dealers as user accounts are created.  Overstock’s transfer agent will have access to real-time data showing the names and contact information of holders of record as of any time the transfer agent specifies just as it would with traditional securities.  Proxy Statements and Proxies will be distributed to the record holders at the addresses of record as required by applicable corporate law and the Federal proxy rules.

Digital Securities ATS, page 34

7.              State whether any ATS has registered with the SEC to offer digital securities. In this regard, we note your indication in your most recent Form 10-Q for the period ending March 31, 2015 that you are “working to develop code for the purposes of facilitating the creation of a decentralized facility for the trading of securities.” If you expect to be affiliated with the ATS or the owner of the cryptographically-secured distributed ledger system that will trade your digital securities, please state as much and elaborate upon this relationship. Please also update readers on the status of your code development.

Response:  Please see our response to comment #2 above.  Overstock has a minority ownership position in the ATS and has funded development of the digital securities trading platform.  We intend to identify the ATS and Overstock’s relationship with the ATS in the prospectus supplement for an actual offering if Overstock uses such ATS in such offering since alternative ATS platforms could arise in the future and Overstock has no obligation to use and may not use the Pro Securities, LLC ATS in any future offering.

8.              Please state whether any broker-dealers have subscribed to the ATS to buy and sell digital securities. Please also elaborate upon your statement that “only certain subscribers to the ATS may buy and sell the digital securities.”

Response:  With respect to the existing digital securities ATS, we supplementally advise the Staff that SpeedRoute, LLC is a registered broker-dealer that is an existing participant on the ATS.  In addition, there is a registered retail broker-dealer that has completed the requisite technical integration and we expect to be one of the initial participants on the ATS by either contracting directly with the ATS or by contracting with SpeedRoute, LLC.  In the case of Pro Securities, LLC, and we expect in the case of future digital securities ATS’s as well, there will be other subscribers with respect to the ATS’s historical securities business that do not participate in digital securities trading.  There is a small amount of technical integration required for a broker-dealer to participate in digital securities trades on the ATS.  Participating broker-dealers will also need to agree to share identity of their customers with the issuer and agree to various other terms in a participation agreement to be negotiated between the ATS, the issuer and the prospective participant.  The ATS is certainly open to participation by any interested broker-dealers.

Information Incorporated by Reference, page 35

9.              Please include the Current Reports on Form 8-Ks filed on May 5, 2015, May 6, 2015 and May 7, 2015 and the Quarterly Report on Form 10-Q filed on April 29, 2015 in the list of documents incorporated into the registration statement by reference. See Item 12(a)(2) of Form S-3.

Response:  The Company has revised its disclosure on page 37 of the Amendment in response to the Staff’s comment.

Exhibit 5.1

10.       We note counsel’s opinion with respect to the securities you have registered for offer and sale. With respect to those opinions that reflect counsel’s conclusion as to valid issuance, full payment and non-assessability, please have counsel provide us with their analysis as to how your offer of any digital securities is reflected in these opinions. For example, it appears that the uncertificated nature of the digital securities being offered raises unique considerations for counsel as it relates to their ability to render a “validly issued” opinion.

Response:

Our counsel advises us that, under Section 158 of the Delaware General Corporation Law, it is possible to validly issue uncertificated shares of stock tracked using a “book-entry” system that enables the corporation to determine the identities of the record holders of the shares as of any given date.  In addition, our counsel advises us that the combination of the distributed ledger and the proprietary ledger can be used as such a “book-entry” system.  Our counsel further believes that Overstock exercises sufficient control over this “book-entry” system in light of the fact that Overstock has the ability to make changes to a holder’s status as a record holder.  For example, a court may order the transfer from one record holder to another in circumstances where the transferee is no longer available to complete the transfer.  In such cases, Overstock is able to create a new record (by issuing a new public key / private key pair) showing the transferee as the record owner of the securities, while at the same time effectively extinguishing the existence of the digital securities in the hands of the transferor by terminating the further transferability of the transferor’s securities.  We supplementally confirm to the Staff that the Board of Overstock has formally designated the combination of the distributed ledger and the proprietary ledger with holder identity data as the “book-entry” system for issuances of any digital securities.  We supplementally confirm for the Staff that this “book-entry” system will enable Overstock and our transfer agent to identify the record holder of our digital securities as of any given date and time chosen, whether for purposes of voting, or identifying holders for distributions or any other corporate purpose.  In the case of digital securities, the beneficial holder is also the record holder.  As a result, we further supplementally note to the Staff that Overstock will have access to this information on a real-time basis as needed, unlike the system for determining beneficial ownership of traditional securities held in “street name.”

* * * *

In connection with responding to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If we can facilitate the Staff’s review, or if the Staff has any questions on any of the information set forth herein, please telephone me at (801) 947-3100. Thank you again for your time and consideration.

Respectfully submitted,

OVERSTOCK.COM, INC.

By:	/s/ Mark Griffin
Name:	Mark Griffin
Title:	Of Counsel

cc:                                Lowell D. Ness (Perkins Coie LLP)